
Mail Stop 3561

April 3, 2009

Mr. Avraham Dan
Managing Director
ICTS International N.V.
Biesbosch 225
JC Amstelveen, The Netherlands

> **Re: ICTS International N.V.**
> **Item 4.01 Form 6-K**
> **Filed January 8, 2009**
> **File No. 000-28542**

Dear Mr. Dan:

We have reviewed your filing and response letter filed February 20, 2009 and have the following comments. We think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment 1 to Item 4.01 6-K Filed February 20, 2009

1.   Please state whether the decision to engage the successor firm, MHM Mahoney Cohen CPAs, was approved by the audit committee or similar committee of the board of directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

2.   Please revise your disclosure in the last paragraph to refer to the currently dated letter filed as Exhibit 16.

3.   We note that Exhibit 16 is not signed. Please obtain and file a revised letter signed by the appropriate registered firm.

4.   As previously requested, please provide a statement to us, in writing, acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response.

You may contact me at (202) 551-3322 or Bill Thompson, Accounting Branch Chief at (202) 551-3344 if you have any questions regarding these comments.

Sincerely,

Ta Tanisha Meadows
Staff Accountant